RESOLUTION OF
THE BOARD OF DIRECTORS FOR
PROSPECT CAPITAL CORPORATION

WHEREAS, Rule 17g-l of the Investment Company Act of 1940 (the "Act") provides that every registered investment company shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board of Directors who are not "interested persons," defined by section 2 (a)(19) of the Act, of the Prospect Capital Corporation (the "Company") shall approve the reasonableness of the form and amount of this Company's fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company; and

WHEREAS, the Board of Directors have reviewed the proposed form and amount of the attached specimen copy of the insurance binder summarizing financial institution bond, and considered all relevant factors, including the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Company's portfolios.

WHEREAS, the Board of Directors have determined that the form of the attached financial institution bond is reasonable by its terms, conditions and amount and meets the requirements under the Act;

RESOLVED, that it is the findings of the Directors of the Company, including a majority of the independent Directors of the Company, that the single insured fidelity bond, in its amount, coverage and duration as presented to the Board, is reasonable in form and the amount, which meets the minimum required by the Act, and is hereby ratified and approved, after having given due consideration to, among other things, the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Company's portfolios; and it is

FURTHER RESOLVED, that the premium paid by the Company be, and hereby is, ratified by the Board of Directors of the Company including a majority of the independent Directors.

CERTIFICATION

I HEREBY CERTIFY that the foregoing is a true and correct copy of a resolution regularly presented to and adopted by the Board of Directors of Prospect Capital Corporation at a meeting duly called and held at on the 22nd day of August 2007, at which a quorum was present and voted, and that such resolution is duly recorded in the minute book of this corporation; that the officers named in said resolution have been duly elected or appointed to, and are the present incumbents of the respective offices set after their respective names; and that the signatures set opposite their respective names are their true and genuine signatures.

IN WITNESS WHEREOF, I have hereunto signed my name.

By:

/s/ William E. Vastardis
Secretary Pro Tempore
Dated as of this 27th day of August, 2007

Table of Minimum Amounts
Required by Rule 17g-l, d, 1 of the Investment Company Act of 1940

Amount of Registered Management Investment Company Gross Assets--at the End of the Most Recent Fiscal Quarter Prior to Date (in Dollars)		Minimum amount of bond (in Dollars)
	Up to 500,000	50,000
500,000 to	1,000,000	75,000
1,000,000 to	2,500,000	100,000
2,500,000 to	5,000,000	125,000
5,000,000 to	7,500,000	150,000
7,500,000 to	10,000,000	175,000
10,000,000 to	15,000,000	200,000
15,000,000 to	20,000,000	225,000
20,000,000 to	25,000,000	250,000
25,000,000 to	35,000,000	300,000
35,000,000 to	50,000,000	350,000
50,000,000 to	75,000,000	400,000
75,000,000, to	100,000,000	450,000
100,000,000 to	150,000,000	525,000
150,000,000 to	250,000,000	600,000
250,000,000 to	500,000,000	750,000
500,000,000 to	750,000,000	900,000
750,000,000 to	1,000,000,000	1,000,000
1,000,000,000 to	1,500,000,000	1,250,000
1,500,000,000 to	2,000,000,000	1,500,000
	Over 2,000,000,000	1,500,000
		plus 200,000 for each 500,000,000 of gross assets up to a maximum bond of 2,500,000

COPY OF BINDER

National Union Fire Insurance Company of Pittsburgh, Pa.
175 Water Street
New York, NY 10038	A member company of
(212) 458-2852	American International Group, Inc.

TEMPORARY AND CONDITIONAL BINDER OF INSURANCE CONFIRMATION
LETTER
July 30, 2007

JOHN MACKO
AON RISK SERVICES INC OF NY
55 EAST 52ND STREET
NEW YORK, NY 10055-4725

RE:	PROSPECT CAPITAL CORPORATION
Investment Company Blanket Bond

Name of Insurance Carrier: NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA.
Address of Insurance Carrier 175 WATER STREET, NEW YORK, NY, 10038

Tab#: 7314991, Submission #: 470915360
Policy#: 006959331
Replacement of Policy #006734472
Policy Period Effective Date From: 07/30/2007 To 07/30/2008

Dear John:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter "Insurer"), I am pleased to confirm the conditional binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Conditional Binder for accuracy and contact the Insurer prior to the effective date of policy coverage of any inaccuracy(ies) found within the issued Conditional Binder. If the Insurer does not hear from you prior to the effective date of policy coverage it will be understood that the Conditional Binder has been accepted as an accurate description of the agreed upon terms of coverage.

***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the ''Policy Information" Section of this Conditional Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:	PROSPECT CAPITAL CORPORATION

INSURED'S ADDRESS:	10 EAST 40TH STREET
NEW YORK, NY 10016

TYPE OF POLICY:	Investment Company Blanket Bond

INSURANCE COMPANY:	National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY NUMBER:	006959331

EFFECTIVE DATE:	07/30/2007	EXPIRATION DATE:	07/30/2008

LIMIT OF LIABILITY:	$1,000,000

RETENTION:	$10,000

OTHER TERMS:	Per Insurer Quote/Indication Letter dated 07/24/2007 except as indicated below.

PREMIUM:	$5,311

COMMISSION:	15.00%

Important Conditions Of Conditional Binder: See Below

Coverages	Limit of Liability	Deductible
Insuring Agreement A-Fidelity	$1,000,000	$10,000
Insuring Agreement B - Audit Expense	$100,000	$5,000
Insuring Agreement O - On Premises	$1,000,000	$10,000
Insuring Agreement D- In Transit	$1,000,000	$10,000
Insuring Agreement E-Forgery or Alteration	$1,000,000	$10,000
Insuring Agreement F-Securities	$1,000,000	$10,000
Insuring Agreement G - Counterfeit Currency	$1,000,000	$10,000
Insuring Agreement H- Stop Payment	$100,000	$5,000
Insuring Agreement I - Uncollectible Items of Deposit	$100,000	$5,000
Insuring Agreement J-Computer Systems	$1,000,000	$10,000
Insuring Agreement K- Voice Initiated Transfer Fraud	$1,000,000	$10,000
*No Deductible shall apply under Insuring Agreement A for Registered Management Investment Companies.

OUTSTANDING SUBJECT TO INFORMATION

1.	Completed Signed and Dated Investment Company Blanket Bond Application

ENDORSEMENTS

The following riders will be added to the basic policy:

1.	Computer Systems/VIT
2.	Coverage Territory Endorsement (Ofac)
3.	Forms Index Endorsement

CONDITIONS OF CONDITIONAL BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Conditional Binder section. Unless otherwise indicated, this Conditional Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Conditional Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Conditional Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Conditional Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Conditional Binder void except as indicated below.

Notwithstanding the payment of any premium or the issuance of any policy pursuant to this conditional binder, this conditional binder shall be considered to be a TEMPORARY AND CONDITIONAL BINDER and is conditioned upon receipt, review and written underwriting approval of the additional information specified in the section entitled Outstanding Subject To Information. If such information is not received, reviewed and approved in writing by the Insurer within 30 days from the date that this conditional binder letter is executed by the Insurer, then this conditional binder and any policy issued pursuant thereto will be automatically null and void ab initio (void from the beginning) and have no effect. This conditional binder may he extended only in writing from the Insurer.

A condition precedent to coverage afforded by this Conditional Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder indicated above and the Effective Date.

Please note this Conditional Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT
Our accounting procedures require that payment be remitted within 30 days of (the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

/s/ Michael Carey
MICHAEL CAREY
Underwriter

If you have any questions regarding this policy, or for any other service needs, please contact our AIG Broker Services:

Monday-Friday 9:00 AM- 6:00 PM Eastern
Telephone: 1-877-TO-SERVE or (877) 867-3783
E-mail:TOSERVE@aig.com
Fax: (800) 315-3896	Raising the bar with commitment to quality

STATEMENT OF PERIOD(S) FOR WHICH PREMIUMS HAVE BEEN PAID

Bond Period:       from 12:01 a.m. on 07/30/2007       to 12:00 a.m. on 07/30/2008